# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Telephone and Data Systems, Inc., CIK 0001051512
CUSIP: 879433829
Title of class of securities: Common Shares ($0.01 par value)
Address of issuer's principal executive offices: 30 North LaSalle, Suite 4000, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0000913115
Persons authorized to receive notices and communications: Walter C. D. Carlson, 30 North LaSalle Street, Suite 4000, Chicago, Illinois (IL), 60602, 312-630-1900

## Reporting persons
- The Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated as of June 30, 1989 (CIK 0000913115): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,519,478; sole dispositive power 0; shared dispositive power 13,519,478; aggregate amount beneficially owned 13,519,478 (11.7% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by the reporting persons includes (i) 7,214,588 Series A Common Shares that have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and (ii) 6,304,890 Common Shares. All of the Shares are held by the reporting persons as trustees of a Voting Trust.
  
  2. Reporting persons may be deemed to hold approximately 95.6% of the outstanding Series A Common Shares of the Issuer and approximately 5.9% of the outstanding Common Shares of the Issuer for a combined total of approximately 11.7% of the Issuer's outstanding classes of capital stock and approximately 56.8% of the voting power on an aggregate basis. For all purposes in this Schedule 13D/A, the share amounts and percentages are based on 107,572,817 Common Shares and 7,543,321 Series A Common Shares issued and outstanding as of June 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares ($0.01 par value)
Name of issuer: Telephone and Data Systems, Inc.
Address of issuer's principal executive offices: 30 North LaSalle, Suite 4000, Chicago, Illinois (IL), 60602
Comment: This Amendment No. 13 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by a majority of the Trustees of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989. This Schedule 13D reports the ownership of Common Shares, par value $0.01 per share ("TDS Common Shares"), and Series A Common Shares, par value $0.01 per share ("TDS Series A Common Shares"), that are convertible on a share-for-share basis into TDS Common Shares, of Telephone and Data Systems, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 13 to Schedule 13D is being filed by a majority of the trustees (all four trustees collectively referred to herein as, the "Trustees") of the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement Dated as of June 30, 1989 (the "Voting Trust"), concerning their direct and indirect beneficial ownership of TDS Common Shares.

The information required under paragraph (a) with respect to the Trustees is set forth in Appendix A hereto, and incorporated herein by reference.
Residence or business address: The principal business address of the Voting Trust is c/o Walter C. D. Carlson, Telephone and Data Systems, Inc., 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The information required under paragraph (b) with respect to the Trustees is set forth in Appendix A hereto, and incorporated herein by reference.
Present principal occupation or employment: The Voting Trust holds TDS Common Shares and TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the Trustees hold and vote the TDS Series A Common Shares and TDS Common Shares held in the trust. The information required under paragraph (c) with respect to the Trustees is set forth in Appendix A hereto, and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Voting Trust is organized under Delaware law. The information required under paragraph (f) with respect to the Trustees is set forth in Appendix A hereto, and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is being updated by the following information.

On September 1, 2026, the Issuer issued a press release (the "Press Release") announcing that it is no longer pursuing the acquisition of the Array Common Shares that it does not already own and has withdrawn its previously disclosed proposal. Under the terms of that proposal, each Array Common Share not already owned by the Issuer would have been exchanged for 0.86 of a TDS Common Share, subject to the assumptions set forth in the Proposal. The Issuer will retain its approximately 82% ownership interest in Array. A copy of the Press Release is filed herewith as Exhibit 2. The Issuer may in the future recommence its efforts to acquire the Array Common Shares it does not own or pursue other potential transactions involving the Issuer and Array and may, from time to time, acquire additional Array Common Shares or engage in discussions with Array or members of its Board of Directors regarding any such transactions.

Except as disclosed or incorporated by reference herein, the Voting Trust does not have any current intention, plan or proposal with respect to any of the matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Trustees intend to maintain the ability to keep or dispose of the voting control of the Issuer. The Trustees intend that the Issuer maintain the ability to keep or dispose of the voting control of Array.

The Trustees also retain the right to change their intent, to acquire additional securities from time to time or to dispose of all or part of the securities beneficially owned by the Voting Trust in any manner permitted by the terms of the Voting Trust and/or applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the end of the trading day on June 30, 2026, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,304,890 TDS Common Shares, and 7,214,588 TDS Series A Common Shares held by the Voting Trust that are convertible into 7,214,588 TDS Common Shares. See Appendix B hereto for additional TDS Common Shares beneficially owned by each of the Trustees.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following information is provided with respect to the shares held by the Voting Trust. See Appendix B hereto for information with respect to other shares beneficially owned by each of the Trustees.

(i) Sole Power to Vote or Direct the Vote:
None.

(ii) Shared Power to Vote or Direct the Vote:
The Voting Trust is the direct beneficial owner of TDS Common Shares and TDS Series A Common Shares that are convertible on a share-for-share basis into TDS Common Shares. The Voting Trust may be deemed to hold approximately 95.6% of the outstanding TDS Series A Common Shares and approximately 5.9% of the outstanding TDS Common Shares for a combined total of approximately 11.7% of the Issuer's outstanding classes of capital stock and approximately 56.8% of the voting power on an aggregate basis.

The holders of TDS Common Shares are entitled to elect four of the current twelve directors of the Issuer. The Trustees hold 5.9% of the voting power in the election of such four directors. In addition, the holders of TDS Common Shares have votes per share that are subject to adjustment in matters other than the election of directors. The TDS Common Shares held by the Voting Trust represent approximately 2.5% of the combined voting power in matters other than the election of directors.

The holders of TDS Series A Common Shares are entitled to elect eight of the current twelve directors of the Issuer. The reporting persons hold 95.6% of the voting power in the election of such eight directors. The TDS Series A Common Shares also have ten votes per share in matters other than the election of directors. The TDS Series A Common Shares held by the Voting Trust represent approximately 54.2% of the total combined voting power in matters other than the election of directors.

As a result of the foregoing, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii) Sole Power to Dispose or Direct the Disposition:
None.

(iv) Shared Power to Dispose or Direct the Disposition:
The information contained in Item 5(b)(ii) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions were effected during the past sixty days in TDS Common Shares or TDS Series A Common Shares by the Voting Trust or the Trustees.
Other persons with the right to receive dividends or sale proceeds:
Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, TDS Common Shares or TDS Series A Common Shares beneficially owned by the Voting Trust.

Under the terms of the Voting Trust, except to the extent necessary to pay Voting Trust expenses, all cash dividends are distributed to the beneficiaries of the Voting Trust. The Trustees do not have the power to sell any TDS Common Shares or TDS Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Voting Trust was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the Trustees hold and vote the TDS Series A Common Shares and TDS Common Shares held in the trust.

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement and Signatures
Exhibit 2: Press Release, dated September 1, 2026, issued by the Issuer
Appendix A
Appendix B

## Signatures
- The Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated as of June 30, 1989: See Exhibit 1, See Exhibit 1 (09/01/2026)